SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Nano Labs Ltd

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

Class B ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

63011A102**

(CUSIP Number)

Jianping Kong

JIANPING KONG LTD

c/o 30th Floor, Dikaiyinzuo,

No. 29, East Jiefang Road,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(86) 0571-8665 6957

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the issuer, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63011A102

1.	Names of Reporting Persons. Jianping Kong
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,409,961 Class A Ordinary Shares(1) 33,997,821 Class B Ordinary Shares(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,409,961 Class A Ordinary Shares(1) 33,997,821 Class B Ordinary Shares(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,409,961 Class A Ordinary Shares(1) 33,997,821 Class B Ordinary Shares(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.3%(3) (representing 54.8%(1)(2)(3) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) IN

(1)	Representing 13,409,961 Class A Ordinary Shares directly held by JIANPING KONG LTD, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Jianping Kong.

(2)	Representing 33,997,821 Class B Ordinary Shares directly held by JIANPING KONG LTD, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Jianping Kong. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(3)	Based on 130,653,755 outstanding Ordinary Shares as a single class, being the sum of 73,475,601 Class A Ordinary Shares and 57,178,154 Class B Ordinary Shares outstanding as of September 13, 2023 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Page 2 of 6 Pages

CUSIP No. 63011A102

1.	Names of Reporting Persons. JIANPING KONG LTD
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,409,961 Class A Ordinary Shares 33,997,821 Class B Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,409,961 Class A Ordinary Shares 33,997,821 Class B Ordinary Shares(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,409,961 Class A Ordinary Shares 33,997,821 Class B Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.3%(2) (representing 54.8%(1)(2) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) IN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate (as defined in the currently effective memorandum and articles of association), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not Mr. Jianping Kong, Mr. Qifeng Sun or their affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 15 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(2)	Based on 130,653,755 outstanding Ordinary Shares as a single class, being the sum of 73,475,601 Class A Ordinary Shares and 57,178,154 Class B Ordinary Shares outstanding as of September 13, 2023 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Page 3 of 6 Pages

CUSIP No. 63011A102

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Issuer. The Ordinary Shares of the Issuer consist of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares, par value US$0.0001 each. The Reporting Persons (as defined below) previously reported their beneficial ownership of Ordinary Shares on Schedule 13G filed with the Securities and Exchange Commission on February 13, 2023.

ADSs, each representing two Class A Ordinary Shares, of the Issuer are listed on the Nasdaq Global Market under the symbol “NA.”

The principal executive offices of the Issuer are located at 30th Floor, Dikaiyinzuo, No. 29, East Jiefang Road, Hangzhou, Zhejiang, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

Mr. Jianping Kong and JIANPING KONG LTD are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

JIANPING KONG LTD is principally an investment holding vehicle and a company organized and existing under the laws of British Virgin Islands. JIANPING KONG LTD is wholly owned by Mr. Jianping Kong. The registered address of JIANPING KONG LTD is Intershore Consult Ltd. of Intershore Chambers, Road Town, Tortola, British Virgin Island.

(a) — (c), (f) Mr. Jianping Kong is the chairman of the board of directors and the chief executive officer of the Issuer. He is a PRC citizen.

(d) — (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference.

Item 4. Purpose of Transaction.

On July 28, 2023, the Issuer entered into agreements with Mr. Jianping Kong, along with his respective affiliates (the “Lenders”), who together provided interest-free loans in the total amount of $7 million (the “Loans”), to fund the Issuer’s research and development initiatives directed towards the advancement of ASIC chips, smart-NICs, and vision computing chips. The loans will become due on June 30, 2024.

Page 4 of 6 Pages

CUSIP No. 63011A102

On September 5, 2023, the Issuer entered into the subscription agreement with the Lenders, to convert the interest-free loans from them in an aggregated amount of US$7 million into 13,409,961 Class A ordinary shares in lieu of repayment of the Loans. According to the subscription agreement entered into among the Issuer and the Lenders, a total of 13,409,961 Class A ordinary shares of the Issuer were issued to the Lenders at a per share price of US$0.522 (or US$1.044 per ADS), being the average closing price over the previous 10 trading days as of September 5, 2023. The conversion was closed on September 13, 2023 and the Company was released from any future liabilities or obligations under the terms of the Loans.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5. Interest in Securities of the Issuer.

(a) — (b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference.

(c) Except the information set forth in Items 4 and 5, no transactions in any of the ordinary shares or ADSs of the Issuer have been effected by the Reporting Persons during the past sixty days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement dated September 22, 2023 by and among the Reporting Persons

99.2	Promissory Note Termination Agreement dated September 5, 2023 by and among the Issuer and SMALL ART LTD., SPACE EXPLORATION JP LTD. and STAR SPECTRUM FUND PTE. LTD

99.3	Subscription Agreement dated September 5, 2023 by and among the Issuer and JIANPING KONG LTD and Star Spectrum Capital Ltd

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2023

Jianping Kong

By:	/s/ Jianping Kong
Name:	Jianping Kong

JIANPING KONG LTD

By:	/s/ Jianping Kong
Name:	Jianping Kong
Title:	Director

Page 6 of 6 Pages